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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

     TENDER OFFER STATEMENT (AMENDMENT NO. 1) PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         ARMOR ALL PRODUCTS CORPORATION
                                ---------------

                           (Name Of Subject Company)

                         SHIELD ACQUISITION CORPORATION
                               THE CLOROX COMPANY
                                ---------------

                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                            ------------------------

                         (Title of Class of Securities)

                                  042256 10 7
                            ------------------------

                     (CUSIP Number of Class of Securities)

                             EDWARD A. CUTTER, ESQ.
                               THE CLOROX COMPANY
                                 1221 BROADWAY
                         OAKLAND, CALIFORNIA 94612-1888
                           TELEPHONE: (510) 271-7000
                            ------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                            ------------------------

                                    COPY TO:

                           JOHN W. CAMPBELL III, ESQ.
                            MORRISON & FOERSTER LLP
                             345 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                           TELEPHONE: (415) 677-7000

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on December 2, 1996 by Shield Acquisition Corporation (the "Offeror") and The Clorox Company (the "Parent"), relating to the offer by Offeror to purchase all outstanding shares of Common Stock, par value $0.01 (the "Shares") of Armor All Products Corporation, a Delaware corporation (the "Company"), at a price of $19.09 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1996 (the "Offer to Purchase"), the related Letter of Transmittal and the Agreement and Plan of Merger dated as of November 26, 1996 among the Parent, the Offeror and the Company copies of which were attached to the Schedule 14D-1 as Exhibits
(a)(2) and (c)(1) respectively.

    Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

Item 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and supplemented by adding the following Exhibit:

(a)(9) Notice of the Chase Manhattan Bank as Trustee of the Armor All Products Corporation Profit Sharing Investment Plan to Participants in the Armor All Profit Sharing Investment Plan

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                                  EXHIBIT LIST

 EXHIBIT                                                                                                       PAGE
 NUMBER                                                                                                       NUMBER
---------                                                                                                  -------------
   (a)(1)  Offer to Purchase, dated December 2, 1996

   (a)(2)  Letter of Transmittal

   (a)(3)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

   (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients

   (a)(5)  Notice of Guaranteed Delivery

   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

   (a)(7)  Summary Advertisement, dated December 2, 1996

   (a)(8)  Press Release issued by the Parent on November 26, 1996

   (a)(9)  Notice of the Chase Manhattan Bank as Trustee of the Armor All Products Corporation Profit
             Sharing Investment Plan to Participants in the Armor All Profit Sharing Investment Plan

   (c)(1)  Agreement and Plan of Merger, dated as of November 26, 1996, among the Parent, the Offeror and the Company

   (c)(2)  Stockholder Agreement, dated as of November 26, 1996, among the Parent, the Offeror, and
             McKesson Corporation

   (c)(3)  Confidentiality Agreement, dated as of October 10, 1996, among the Parent, the Company and
             McKesson Corporation

   (c)(4)  First Amendment to the Agreement and Plan of Merger, dated as of December 1, 1996, among the
             Parent, the Offeror and the Company

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 11, 1996

                                          THE CLOROX COMPANY

                                          By:        /s/ EDWARD A. CUTTER

                                             -----------------------------------

                                              Name: Edward A. Cutter
                                             Title: Senior Vice
                                             President--General Counsel
                                                 and Secretary

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 11, 1996

                                          SHIELD ACQUISITION CORPORATION

                                          By:        /s/ EDWARD A. CUTTER

                                             -----------------------------------

                                              Name: Edward A. Cutter
                                             Title: Vice President and Secretary

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